Exhibit 4.23

SOUFUN OVERSEAS TRAINING AGREEMENT

Article 1     Name of the Agreement

SOUFUN OVERSEAS TRAINING AGREEMENT

Article 2     Parties and Related Matters

Party A: SOUFUN HOLDINGS LIMITED (hereinafter referred to as “Party A”)

Business Address: 10/F, Tower 3, Xihuan Plaza, Xicheng District, Beijing, China

Party B: WALL STREET GOLBAL TRAINING CENTER, INC. (hereinafter referred to as “Party B”)

Business Address: 72 Wall Street, NYC, NY 10005

Date of Agreement: December 20, 2011

Agreement signing place: Beijing

Agreement Term: Through December 31, 2012

Article 3     Agreement Background

For its global development needs, Party A, the largest real estate Internet portal in China, has decided to cooperate with Party B for SOUFUN OVERSEAS TRAINING (hereinafter referred to as the “Training”).

Party B is a training institution with significant experience in training and maintains good cooperative relationships with well-known American universities and various research institutions.

Article 4     Agreement and Performance

1. Party B shall be responsible for designing training programs for Party A based on Party A’s needs.

2. Party B shall be responsible for carrying out the training and evaluate students after the training.

3. Party B shall be responsible for providing experienced teachers and ensuring good quality for the training programs.

4. Party B shall be responsible for preparing training materials.

5. Party A and Party B shall cooperate according to agreed training schedules. A party shall obtain the other party’s consent seven days in advance to change any agreed training schedule.

6. Party B shall be responsible for arranging transportation and accommodation for program participants.

7. Party A shall be responsible for providing venue and facilities for the training in accordance with Party B’s request.

Article 5     Training Fees and Calculation of Training Fees

Calculation of training fees: training fees shall be calculated based on the number of program participants; and the basic rates are as follows, which shall be adjusted according to the actual costs:

Short-term training (7 days) – US$6,100 per person

Mid-term training (2 months) – US$19,500 per person

Long-term training (1 year) – US$55,000 per person

The above basic rates include class tuition, class-related transportation expenses (excluding long-term training) and Party B’s administration fees; Party B will charge Party A for any additional services.

Article 6     Training Plan

Based on the training in 2011, the training plan for 2012 is as follows: 295 persons to attend short-term training; 10 persons to attend mid-term training; and there is no long-term training at present. This training plan has been approved by both parties. To change the training plan, a party shall notify the other party one month in advance and obtain the other party’s consent.

Article 7     Prepayment of Training Fees

According to the training plan for 2012, the aggregate training fee for the year is US$1,994,500. As Party B needs to pay teachers in advance to book their time for the training, Party A agrees, within seven days after signing this agreement, to pay 80% of the aggregate training fee (US$1,595,000) to Party B’s account. Party A shall refund Party any prepaid training fees within seven days after Party B’s request if the actual number of training participants is smaller than as planned.

Article 8     Party A’s Rights and Obligations

1. Party A shall provide training needs to Party B.

2. Party A shall provide necessary staff and cooperate with Party B to ensure that the training goes as planned.

3. Party A shall cooperate with Party B on conducting pre-training surveys and research and provide relevant materials to Party B on a timely basis.

Article 9    Party B’s Rights and Obligations

1. Party B shall conduct pre-training research to ensure that the training is targeted and effective.

2. Party B shall be responsible for designing and arranging the training programs and recommending training programs.

3. Party B shall organize and carry out the training programs.

4. Party B shall provide training materials.

5. Party B shall promptly adjust the training according to the performance of the training participants, and ensure the time and quality of the programs.

Article 10     Liabilities of Breach

1. If either party breaches the agreement, the non-breaching party has the right to terminate the agreement and be compensated for all the economic losses (including litigation expenses and legal fees); if both parties agree to continue to perform the agreement, the breaching party shall compensate the other party for its losses.

2. If a party cannot fulfill its cooperative obligations hereunder due to force majeure, such party shall give prompt notice to the other party within two business days after the occurrence of such force majeure event.

3. If either party cannot fulfill its cooperative obligations due to force majeure (including a. changes in government policies and regulation; b. natural disasters, war, riots, epidemics or other unforeseeable events) and causes the other party to incur economic losses, such party shall not be liable for such losses; If a party does not perform its cooperative obligations for any other reason and causes the other party to incur economic losses, such party shall be liable for such losses.

4. Liquidated Damages and Loss Calculation: Failure to perform its obligations hereunder by a party constitutes a breach of this agreement. A breaching party shall rectify its failure by performing its obligations and compensate the other party for its losses. The liquidated damages under this agreement shall be no less than 20% and no more than 100% of the aggregate training fee hereof; compensation for economic losses by the other party resulting from violating confidentiality hereunder shall be calculated separately.

Article 11     Governing Law

As the agreement is signed in Xicheng District, Beijing, China, both parties agree that this agreement shall be governed by the laws of the People’s Republic of China.

Any dispute arising under the agreement shall be settled in a court in the place of signing which shall have jurisdiction over this agreement.

Article 12     Miscellaneous

1. The parties may enter into one or more supplementary agreements for any matters not stipulated hereunder after friendly negotiation. Any supplementary agreement shall have the same legal effect as this agreement.

2. This agreement is executed in two copies, and each party holds one copy.

3. This agreement shall be effective upon being sealed by both parties.

Party A:

SOUFUN HOLDINGS LIMITED (Seal)

Party B:

WALL STREET GLOBAL TRAINING CENTER, INC. (Seal)